Mail Stop 3561

December 15, 2008

Jinsong Li
Chief Executive Officer
China Organic Agriculture, Inc.
Dalian City, Zhongshan District, Youhao Road
Manhattan Building #1, Suite 1511
Dalian City, Liaoning Province, People's Republic of China

> **Re: China Organic Agriculture, Inc.**
> **Preliminary Proxy on Schedule 14C**
> **Filed November 21, 2008**
> **File No. 0-52430**

Dear Mr. Li:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that you seek to amend your Certificate of Incorporation to change your name to better reflect your business plan for the future. We also note that you recently exited the business of growing organic rice, acquired 60% of Dalian Baoshui Huiming Trading Limited, also known as Ankang Agriculture Co. Ltd. and purchased a winery in California. Please expand your disclosure to more specifically describe your new business and your plans for the future so that shareholders understand the reasons for the name change. For example, please briefly describe the different types of products that you sell and explain how and where they are distributed. Also, provide some sense of the dollar volume of the business.

2. We have issued comments on submissions that have been made by you and you have not responded to our comments. Specifically, there are comments pending on the Form 10-12G amendment three filed on October 22, 2008 and on your Form 10-K for the year ended December 31, 2007. Please either respond to our outstanding comments or advise us as to when you will respond.

Voting Securities and Principal Holders Thereof

3. We note that your beneficial ownership disclosure no longer list holdings by two investors who appeared in your Form 10 beneficial ownership disclosure, Xia Wu and Simple (Hong Kong) Investment & Management. We further note that the Form 10 disclosure was as of September 2008 and that your proxy is dated as of December and consequently the difference in ownership could be a product of the passage of time. Please confirm that your beneficial ownership chart discloses all 5% holders of your shares.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew P. Nealon, Esq.